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                              [Letterhead of PPHP]


                                October 25, 1999


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Sean Harrison, Esq.
Mail Stop 3-9



         Re: Pennsylvania Physician Healthcare Plan, Inc. (the "Company") Registration Statement File No. 333-78373
               ------------------------------------------------------------


Dear Mr. Harrison:

         This letter shall constitute notice to the Commission pursuant to Rule 477 under the Securities Act of 1933, as amended, that the Company wishes to withdraw the above-captioned Registration Statement filed by it on Form S-1 on May 13, 1999, as amended by Amendment No. 1 thereto filed on May 28, 1999. The withdrawal is necessitated because during the second quarter of 1999, Physicians Care PPO, Inc., the Company's preferred provider organization, which is its sole revenue generating subsidiary (the "PPO"), incurred significantly larger underwriting losses than anticipated. These losses continued in the third quarter of 1999. As a result of these losses the PPO's net worth declined below that required by Pennsylvania managed care laws and on October 24, 1999, the PPO consented to the entry of an order of liquidation which places the PPO under the control of the Pennsylvania Department of Insurance and, among other things, orders that the PPO be dissolved.

         If you require anything further, please contact me or our counsel, Bruce S. Pailet, Esquire, Pelino & Lentz, P.C., One Liberty Place, 32nd Floor, 1650 Market Street, Philadelphia, PA 19103-7393, telephone no. (215) 246-3189, at your convenience. Please advise Mr. Pailet and me of the Commission's consent to this application for withdrawal.

         We thank you for your cooperation and assistance in this matter.


                                       Very truly yours,

                                       /s/ Richard A. Felice
                                       ---------------------------------
                                       Richard A. Felice, President and
                                       Chief Executive Officer